Exhibit 12.1
First BanCorp.
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(Dollars in thousands)

	Nine-month
	period ended
	September 30,	For the year ended December 31,
	2008	2007	2006	2005	2004	2003
Including Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$70,177	$89,719	$112,076	$129,620	$223,825	$138,191
Plus:
Fixed Charges (excluding capitalized interest)	454,290	739,537	790,247	567,198	308,068	256,828

Total Earnings	$524,467	$829,256	$902,323	$696,818	$531,893	$395,019

Fixed Charges:
Interest expensed and capitalized	$451,286	$735,583	$786,670	$564,045	$305,674	$255,013
Amortized premiums, discounts, and capitalized expenses related to indebtedness	108	221	180	203	170	—
An estimate of the interest component within rental expense	2,896	3,733	3,397	2,950	2,224	1,815

Total Fixed Charges before preferred dividends	454,290	739,537	790,247	567,198	308,068	256,828

Preferred dividends	30,207	40,276	40,276	40,276	40,276	30,359
Ratio of pre tax income to net income	1.000	1.317	1.324	1.131	1.262	1.153

Preferred dividend factor	30,207	53,033	53,335	45,553	50,838	34,992

Total fixed charges and preferred stock dividends	$484,497	$792,570	$843,582	$612,751	$358,906	$291,820

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.08	1.05	1.07	1.14	1.48	1.35

Excluding Interest on Deposits

Earnings:
Pre-tax income from continuing operations	$70,177	$89,719	$112,076	$129,620	$223,825	$138,191
Plus:
Fixed Charges (excluding capitalized interest)	144,052	215,087	240,170	243,209	174,816	134,217

Total Earnings	$214,229	$304,806	$352,246	$372,829	$398,641	$272,408

Fixed Charges:
Interest expensed and capitalized	$141,048	$211,133	$236,593	$240,056	$172,422	$132,402
Amortized premiums, discounts, and capitalized expenses related to indebtedness	108	221	180	203	170	—
An estimate of the interest component within rental expense	2,896	3,733	3,397	2,950	2,224	1,815

Total Fixed Charges before preferred dividends	144,052	215,087	240,170	243,209	174,816	134,217

Preferred dividends	30,207	40,276	40,276	40,276	40,276	30,359
Ratio of pre tax income to net income	1.000	1.317	1.324	1.131	1.262	1.153

Preferred dividend factor	30,207	53,033	53,335	45,553	50,838	34,992

Total fixed charges and preferred stock dividends	$174,259	$268,120	$293,505	$288,762	$225,654	$169,209

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.23	1.14	1.20	1.29	1.77	1.61